Exhibit 21

DISH NETWORK COMMUNICATIONS CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2007

	State or
	Country of	% of
Subsidiary	Incorporation	Ownership		Name Doing Business As
EchoStar Orbital Corporation	Colorado	100%		EOC
EchoStar Orbital Corporation II L.L.C.	Colorado	100%		EOC II
EchoStar DBS Corporation	Colorado	100%		EDBS
EchoStar Satellite L.L.C.	Colorado	100%	(1)	ESLLC
EchoStar Satellite Operating Corporation L.L.C.	Colorado	100%	(1)	SATCO
Echosphere L.L.C.	Colorado	100%	(1)	Echosphere
EchoStar Technologies Corporation	Texas	100%	(1)	ETC
Dish Network Service L.L.C.	Colorado	100%	(1)	DNSLLC

(1)	This is a subsidiary of EchoStar DBS Corporation